FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of SEPTEMBER, 2006

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

Suite 1066, 1640 West Hastings Street, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.  News Release dated September 7, 2006- International KRL Resources Corp. Provides Update on Nor

 2.  Audited Financial Statements, Management Discussion and Analysis For Year End 31 May 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

INTERNATIONAL KRL RESOURCES CORP.

(Registrant)

Date: 4 October, 2006

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: September 7, 2006

______________________________________________________________________________________

INTERNATIONAL KRL RESOURCES CORP. PROVIDES UPDATE ON THE NOR

Thursday, September 7, 2006 - International KRL Resources Corp. (TSX-V: IRK) today announced that it has suspended its diamond drill program on the NOR (IOCG) project in the Yukon.  The remaining core has been sent to Acme Analytical Labs in Vancouver this week.

The Company has shipped over 1200 samples of core to Acme for multi-element analysis.  No assays have been received to date. The first batch is expected imminently.  The remaining assays will be released as they are received.

While the Company has determined that there is mineralization and alteration throughout the property fulfilling one of its key objectives, the drill program was severely limited by a shortage of experienced diamond drill crews and aging drills supplied by the drill contractor. As a result, only nine holes were completed, representing just over 1,600 metres of the 15,000-metre diamond drill program originally planned.  Management felt it prudent to end the drill program now, reduce the costs and conserve capital to return next season to continue the drill program.

Despite the disappointment of not being able to fully evaluate the property as originally planned, the Company is encouraged by what they have been able to examine and this information will add to the growing understanding and significance of this large-scale project. The Company is in the process of negotiating contracts and securing alternative drilling solutions in preparation for next season so they can pick up where they left off in evaluating the property. The Company remains optimistic about the property and its potential and looks forward to reporting the assays as they become available.

The NOR property is comprised of 236 contiguous mining claims covering approximately 48 sq. km. The property is located on the east side of the Richardson Mountains in the Yukon Territory, approximately 395 km north of Dawson City.

Michael Hibbitts, P.Geo, Vice President Exploration is the Qualified Person for this property.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. The Company is currently exploring for uranium, copper, and gold in the Yukon Territory, Saskatchewan, Ontario and British Columbia. For more information on the properties and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD OF

“Seamus Young”

Seamus Young

President & CEO

For Further Information Contact:
International KRL Resources Corp.

Logan Resources Ltd.

Seamus Young, President & CEO

T: 604-689-0299

E: info@krl.net, info@loganresources.ca

TF-Canada: 1-877-689-6130

TF-USA: 1-800-665-3772

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP. CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2006 AND 2005

AUDITORS’ REPORT

To the Shareholders of

International KRL Resources Corp.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of International KRL Resources Corp. (An Exploration Stage Company) as at May 31, 2006 and 2005, and the consolidated statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

MANNING ELLIOTT LLP

Chartered Accountants

Vancouver, British Columbia

September 8, 2006

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

As at May 31, 2006 and 2005

(Expressed in Canadian Dollars)

		(Restated – Note 13)
	2006	2005
ASSETS
CURRENT ASSETS
Cash	$680,999	$74,281
Cash committed for mineral exploration	845,027	110,150
Short-term investments	2,000,000	–
Short-term investments committed for mineral exploration	–	1,200,000
Marketable securities	42,335	27,000
Amounts receivable	60,994	39,397
Prepaid expenses and deposits	143,170	26,289
Due from related parties (Note 5)	71,451	17,904

	3,843,976	1,495,021
PROPERTY AND EQUIPMENT (Note 3)	62,551	51,212
MINERAL PROPERTIES (Note 4)	5,561,034	4,023,276

	$9,467,561	$5,569,509

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$131,966	$50,140
Due to related parties (Note 5)	–	5,103

	131,966	55,243

FUTURE INCOME TAXES (Note 10)	418,000	–

	549,966	55,243

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 6)	14,439,872	10,971,353
CONTRIBUTED SURPLUS (Note 9)	536,365	369,899
SHARE SUBSCRIPTIONS RECEIVABLE	(49,000)	(5,000)
DEFICIT	(6,009,642)	(5,821,986)

	8,917,595	5,514,266

	$9,467,561	$5,569,509

NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS (Note 1)

COMMITMENTS (Notes 4 and 11)

SUBSEQUENT EVENTS (Note 12)

Approved on Behalf of the Board:

/s/ “Seamus Young”	/s/ “Judith Mazvihwa”
Seamus Young, Director	Judith Mazvihwa, Director

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the Years Ended May 31, 2006 and 2005

(Expressed in Canadian Dollars)

		(Restated – Note 13)
	2006	2005

REVENUE	$–	$–

EXPENSES
Administration salaries	99,449	80,155
Amortization	14,254	3,739
Impairment of mineral properties	-	18,000
Management fees (Note 5(a))	42,500	29,600
Office and miscellaneous	79,699	55,433
Professional fees	58,025	29,470
Stock-based compensation	320,864	333,787
Transfer agent and filing fees	36,869	22,772
Travel and promotion	174,582	82,156

	826,242	655,112

LOSS BEFORE OTHER INCOME (EXPENSE)	(826,242)	(655,112)

OTHER INCOME (EXPENSE)
Gain on sale of marketable securities	40,070	–
Gain on option of mineral property	7,750	50,085
Impairment of marketable securities	–	(4,000)
Interest income	50,230	–

	98,050	46,085

NET LOSS BEFORE INCOME TAXES	(728,192)	(609,027)

INCOME TAXES

Future income tax recovery	540,536	–

NET LOSS FOR THE YEAR	(187,656)	(609,027)

DEFICIT - BEGINNING OF YEAR	(5,821,986)	(5,212,959)

DEFICIT - END OF YEAR	$(6,009,642)	$(5,821,986)

NET LOSS PER SHARE – BASIC AND DILUTED	$–	$(0.02)

WEIGHTED AVERAGE SHARES OUTSTANDING	44,522,000	25,696,000

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended May 31, 2006 and 2005

(Expressed in Canadian Dollars)

		(Restated – Note 13)
	2006	2005

OPERATING ACTIVITIES
Net loss for the year	$(187,656)	$(609,027)
Items not involving cash
Amortization	14,254	3,739
Future income tax recovery	(540,536)	–
Gain on sale of marketable securities	(40,070)	–
Gain on option of mineral property	(7,750)	(28,085)
Stock-based compensation	320,864	333,787

Changes in non-cash working capital items

Amounts receivable	(21,597)	(16,368)
Prepaid expenses and deposits	(116,881)	(11,121)
Other current assets	–	9,526
Accounts payable and accrued liabilities	81,398	(27,984)
Due to (from) related parties	(58,222)	20,241

NET CASH USED IN OPERATING ACTIVITIES	(556,196)	(325,292)

INVESTING ACTIVITIES

Acquisition of short-term investments	(2,000,000)	(1,200,000)
Proceeds on sale of short-term investments	1,200,000	–
Acquisition of property and equipment	(25,593)	(7,971)
Acquisition of marketable securities	(16,000)	–
Proceeds on sale of marketable securities	53,235	–
Acquisition of and expenditures on mineral properties	(1,506,508)	(852,753)
Mineral property option proceeds	–	25,000

NET CASH USED IN INVESTING ACTIVITIES	(2,294,866)	(2,035,724)

FINANCING ACTIVITIES

Proceeds from issuance of shares	4,266,940	2,264,750
Share issuance costs	(74,283)	(197,112)

NET CASH PROVIDED BY FINANCING ACTIVITIES	4,192,657	2,067,638

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,341,595	(293,378)

CASH AND CASH EQUIVALENTS – BEGINNING OF THE YEAR	184,431	477,809

CASH AND CASH EQUIVALENTS – END OF THE YEAR	$1,526,026	$184,431

CASH AND CASH EQUIVALENTS CONSISTS OF:
Cash	$680,999	$74,281
Cash committed for mineral exploration	845,027	110,150

	$1,526,026	$184,431

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended May 31, 2006 and 2005

(Expressed in Canadian Dollars)

NON-CASH FINANCING AND INVESTING ACTIVITIES
Marketable securities received pursuant to a mineral property option agreement	$12,500	$31,000
Issuance of shares pursuant to mineral property option agreements	36,000	35,000
Issuance of shares pursuant to house purchase option agreements	–	10,000
Issuance of shares as financing fees	170,494	53,291

SUPPLEMENTAL INFORMATION
Interest paid	$–	$–
Income tax paid	–	–

1.

NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

International KRL Resources Corp. (“the Company”) was incorporated in the Province of British Columbia and is primarily engaged in the acquisition, exploration and development of mineral properties throughout Canada. The Company is a public company listed on the TSX Venture Exchange.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

These financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, and do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. The Company has incurred significant losses since inception. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is pursuing equity financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company’s liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

These financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles.

(b)

Principles of Consolidation

The financial statements have been prepared on a consolidated basis and include the accounts of the Company and its wholly-owned Canadian subsidiary, Golden Harp Resources Inc. All inter-company transactions and balances have been eliminated upon consolidation.

(c)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(d)

Short-term investments

Short-term investments consist of highly liquid short-term interest bearing securities with a term to maturity of greater than three months on the date of purchase. Short-term investments are recorded at the lower of cost plus accrued interest or fair market value.

(e)

Marketable Securities

Marketable securities are recorded at the lower of cost or fair market value. The carrying amount is reduced to market value when the decline in value is other than temporary. As at May 31, 2006, the fair market value of the securities held was $87,275 (2005 - $27,000).

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)

Basic and Diluted Net Income (Loss) per Share

Basic and diluted net income (loss) per share is computed by dividing the net income (loss) for the year available to common shareholders (numerator) by the weighted average number of common shares outstanding during the period (denominator). The Company applies the treasury stock method in calculating diluted income (loss) per share. Diluted income (loss) per share excludes all dilutive potential common shares if their effect is anti-dilutive. Loss per share information does not include the effect of any potential common shares, as their effect would be anti-dilutive.

(g)

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that are allowed to lapse, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

(h)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(i)

Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(j)

Property and Equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following rates:

Computer equipment	30%
Computer software	50%
Office and field equipment	20%
Vehicle	30%

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)

Property and Equipment (continued)

In the year of acquisition, amortization is recorded at one-half the above rates.

(k)

Asset retirement obligations

Effective June 1, 2004, the Company adopted CICA Handbook Section 3110, “Asset Retirement Obligations”, which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at May 31, 2006, the Company has not incurred any asset retirement obligation related to the exploration of its mineral properties.

(l)

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

(m)

Stock-based Compensation

The Company applies the fair value method to stock-based payments to all awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, the exercise price proceeds together with the amount initially recorded in contributed surplus are credited to share capital.

(n)

Flow-through Shares

The Company has adopted EIC-146, which is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and the share capital is reduced.

If the Company has sufficient unused tax losses carried forward to offset all or part of current years future income tax liability and no future income tax assets have been previously recognized for these losses, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

(o)

Financial instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, accounts payable and accrued liabilities and advances to/ from related parties. The fair values of these financial instruments approximate their carrying values due to the short-term maturity of those instruments except for marketable securities.  The fair value of marketable securities is based on the quoted market values.  In management's opinion, the Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The Company is not party to any derivative instruments.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.

PROPERTY AND EQUIPMENT

			May 31, 2006	May 31, 2005
		Accumulated	Net Carrying	Net Carrying
	Cost	Amortization	Value	Value

Computer equipment	$18,236	$11,711	$6,525	$7,334
Computer software	2,327	1,454	873	1,745
Crew house option	10,000	–	10,000	10,000
Field equipment	26,073	4,929	21,144	3,754
Office equipment	13,964	4,751	9,213	7,242
Vehicle	35,525	20,729	14,796	21,137

	$106,125	$43,574	$62,551	$51,212

4.

MINERAL PROPERTIES

	Acquisition Costs $	Exploration Expenditures $	Total 2006 $	Total 2005 $
Copper Hill Project
Beginning of year	516,620	3,366,872	3,883,492	3,147,062
Incurred during the year	20,872	254,265	275,137	736,430

End of year	537,492	3,621,137	4,158,629	3,883,492

Nor Property, Yukon
Beginning of year	73,665	61,816	135,481	–
Incurred during the year	88,477	1,167,726	1,256,203	151,849
METC Claim	–	–	–	(16,368)

End of year	162,142	1,229,542	1,391,684	135,481

Carswell Property, Saskatchewan
Beginning of year	–	500	500	–
Incurred during the year	–	4,250	4,250	2,344
Option payments received	–	(4,750)	(4,750)	(1,844)

End of year	–	–	–	500

Bear River Project, BC
Beginning of year	1	3,802	3,803	1,294
Incurred during the year	5,368	1,550	6,918	2,509

End of year	5,369	5,352	10,721	3,803

Total	705,003	4,856,031	5,561,034	4,023,276

4.

MINERAL PROPERTIES (continued)

The following table represents exploration expenditures incurred during fiscal 2006:

	Copper Hill	Nor	Carswell	Bear River	Total
Accommodation and meals	$33,144	$99,166	$–	$–	$132,310
Assays	13,101	20,343	–	326	33,770
Drafting	–	5,720	–	–	5,720
Drilling	61,589	–	–	–	61,589
Fuel	–	21,928	–	–	21,928
Geological wages, fees and costs	39,045	119,947	–	–	158,992
Geophysics	18,780	99,167	–	–	117,947
Helicopter	–	432,395	–	–	432,395
Housing	–	20,000	–	–	20,000
License and recording fees	6,926	1,349	–	–	8,275
Line cutting	14,715	109,794	–	–	124,509
Property supervision (Note 5(a))	10,200	31,693	4,250	1,000	47,143
Supplies and communication	8,361	49,237	–	224	57,822
Support wages	18,612	44,221	–	–	62,833
Surveys	13,997	86,568	–	–	100,565
Travel and vehicle	15,795	26,198	–	–	41,993

	254,265	1,167,726	4,250	1,550	1,427,791

The following table represents exploration expenditures incurred during fiscal 2005:

	Copper Hill	Nor	Carswell	Bear River	Total
Accommodation and meals	$39,639	$139	$–	$–	$39,778
Amortization of field equipment	11,082	–	–	–	11,082
Assays	65,903	–	–	–	65,903
Drafting	3,552	959	195	–	4,706
Drilling	239,082	–	–	–	239,082
Geological wages, fees and costs	122,348	2,825	2,149	–	127,322
Geophysics	5,999	62,665	–	–	68,664
License and recording fees	3,289	5,211	–	2,509	11,009
Property supervision (Note 5(a))	30,800	6,000	–	–	36,800
Supplies and communication	43,708	–	–	–	43,708
Support wages	115,294	–	–	–	115,294
Travel and vehicle	54,700	385	–	–	55,085
				–
	735,396	78,184	2,344	2,509	818,433
				–

(a)

Copper Hill Project, Ontario

(i)

By various agreements ranging in date from December 11, 1991 to February 4, 2005 and staking, the Company holds a total of 853 claim units of approximately 20 hectares each including 510 in which the Company has a 100% interest. The Company has 158 claims, or 343 units, with various net smelter returns ("NSR's") ranging between 1% and 3%. The Company has the right to buy-back 50% of the NSR's at prices ranging from $100,000 to $1,000,000 and the right of first refusal on the remaining 50%. The NSR's are contained in nineteen separate agreements without any perimeter clauses.

Included in the above is a 100% interest in 4 mining leases totalling 20 mineral claims located in the MacMurchy, Natal and Knight Townships of Ontario.

4.

MINERAL PROPERTIES (continued)

(a)

Copper Hill Project, Ontario (continued)

During fiscal 2005, the Company staked an additional 2 claims, representing 4 units, in the Leonard Township contiguous to the Company’s Copper Hill Project. During the prior year, the Company re-staked various other claims, which upon filing were re-evaluated from 133 units to 139 units.

(ii)

Pursuant to an agreement dated January 22, 2001 the Company had an option to acquire 15 claims, totalling 30 units in the MacMurchy, Tyrrell and Knight townships. Pursuant to an amending agreement dated February 4, 2005, this option was converted to a 100% ownership interest in the claims, in consideration of the issuance of 50,000 common shares in fiscal 2005, at a fair value of $0.14 per share, for total consideration of $7,000. The interest is subject to a 2% NSR retained by the vendors. The Company has the right to purchase 50% of the NSR within 4 years of the commencement of commercial production by paying $1,000,000. The Company has a further right of first refusal on the remaining 50% of the NSR.

(iii)

Pursuant to an Option Agreement dated February 4, 2004, the Company granted an option to Hemlo North Shore Inc. (“Hemlo”) to acquire 50% of the Company’s interest in the Decker Claim group of the Copper Hill property. During fiscal 2004, Hemlo funded $125,000 of exploration, as an option payment. In November of 2004, the agreement was terminated, due to Hemlo’s failure to make the second option payment.

(iv)

Pursuant to an agreement dated June 3, 2003, the Company acquired 4 mineral claims representing 39 claim units in Tyrrell and Leonard townships of Ontario, in exchange for 60,000 common shares issued in fiscal 2004, at a fair value of $0.20 per share and $6,000 in cash, for total consideration of $18,000. On April 12, 2005, after an unsuccessful prospecting program, the property was returned to the vendors and the acquisition costs of $18,000 were written off. An additional 5 claims, representing 63 units, contiguous to this property that had been acquired through staking, were also abandoned at that time.

(v)

Pursuant to an agreement dated December 1, 2003, the Company re-negotiated its interest in 43 mineral claims from a 17.9% interest to a 100% interest in exchange for 100,000 common shares issued in fiscal 2004 at a fair value of $0.17 per share for total consideration of $17,000. The mineral claims are located in the Knight and Natal Townships of Ontario.

(vi)

Future commitments under certain option agreements include issuing 5,000 shares upon regulatory acceptance of a technical report recommending a second phase exploration work program on 1 mineral claim located in the Knight Township and making annual advance royalty payments of $10,000 commencing on completion of a bankable feasibility study and continuing until commencement of commercial production with regard to 13 mineral claims located in the Knight and Natal Townships, acquired by an option agreement dated February 4, 1994. The payments shall be applied as a credit against the NSR royalty payable on these claims.

4.

MINERAL PROPERTIES (continued)

(b)

Nor Property, Yukon Territory

Pursuant to an Option Agreement dated October 28, 2004 the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 52 mineral claims in the Dawson Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of up to $207,500 cash consideration and issue a total of 1,000,000 shares as follows:

Cash consideration:

(i)

$7,500 paid within 5 days of agreement (paid);

(ii)

a further $20,000 paid on June 1, 2005 (paid);

(iii)

a further $30,000 paid on December 1, 2005 (paid);

(iv)

a further $40,000 to be paid on December 1, 2006;

(v)

a further $50,000 to be paid December 1, 2007; and

(vi)

a further $60,000 to be paid December 1, 2008.

If at any time the shares of the Company trade, for 10 days, at $1 or more, all further cash payments will be deemed to have been satisfied.

Share consideration:

(i)

200,000 shares issued in December, 2004 (issued);

(ii)

a further 200,000 shares issued on December 1, 2005 (issued);

(iii)

a further 200,000 shares to be issued on December 1, 2006;

(iv)

a further 200,000 shares to be issued on December 1, 2007; and

(v)

a further 200,000 shares to be issued on December 1, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

During fiscal 2005 and 2006, the Company staked an additional 230 claims, to bring the total number of claims to 282. These claims are subject to the same NSR terms as the option agreement claims.

(c)

Carswell Property, Saskatchewan

During October 2004, the Company staked 1 claim, consisting of 5,970 acres in the Athabasca Basin area of Saskatchewan.

Pursuant to an Option Agreement dated March 2, 2005, the Company granted an option to ESO Uranium Corp. (formerly Essendon Solutions Inc.) to acquire 50% of the Company’s interest in the Carswell Property. In order to exercise the option, ESO must pay the Company a total of $25,000 cash, issue a total of 200,000 shares and expend a total of $100,000 on exploration as follows:

(i)

$25,000 paid on or before March 19, 2005 (received);

(ii)

100,000 shares issued on or before March 19, 2005 (received);

(iii)

50,000 shares issued on or before March 14, 2006 (received);

(iv)

50,000 shares to be issued on or before March 14, 2007;

(v)

$25,000 expended on exploration before March 14, 2006 (expended);

(vi)

a further $25,000 to be expended on exploration before March 14, 2007;

(vii)

a further $25,000 to be expended on exploration before March 14, 2008; and

(viii)

a further $25,000 to be expended on exploration before March 14, 2009.

4.

MINERAL PROPERTIES (continued)

(d)

Bear River Property, British Columbia

The Company owns a 100% interest in 3 mineral claims representing 31 units, located in the Skeena Mining Division of British Columbia. One of these claims is subject to a 4% NSR Royalty.

5.

RELATED PARTY TRANSACTIONS

(a)

The Company paid (received) the following amounts to related parties at their exchange amounts:

	Year Ended May 31,
	2006	2005
	$	$
Management fees paid to a company controlled by the President of the Company	42,500	29,600
Property supervision fees paid to a company controlled by the President of the Company	47,143	36,800
Rent reimbursement received from a company with common officers and directors (included in office and miscellaneous)	(21,604)	(14,507)

	68,039	51,893

All of the following amounts, due to and from the Company, are unsecured, non-interest bearing and due on demand.

(b)

The amount of $6,697 (2005 - $6,697) is due from a director.

(c)

The amount of $40,779 is due from (2005 - $5,100 was due to) a company controlled by the President of the Company.

(d)

The amount of $23,975 (2005 – $11,207) is due from a company with common officers and directors for reimbursement of shared office costs and other expenditures.

(e)

Share subscriptions receivable of $49,000 (2005 - $5,000) is due from officers/directors for shares issued pursuant to the exercise of options and warrants.

(f)

During fiscal 2004, the Company entered into a lease agreement with a relative of the President for the use of a house located in Gowganda, Ontario. The house serves as the base for the exploration programs being conducted by the Company on the nearby Copper Hill Property. The lease was extended to June 15, 2006. Lease payments were $2,000 per month for a total of $24,000 (2005 – $24,000) paid during the year. In fiscal 2005, the Company issued 50,000 common shares, at a fair value of $0.20 per share, for total compensation of $10,000, for an option, to purchase the house for $90,000, expiring, after extension, on June 15, 2006. The lease and option to buy are extended on a month-to-month basis.

6.

SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 common shares without par value.

	Number of shares	(Restated – Note 13) Amount $

Issued as at May 31, 2004 (as restated)	22,708,306	8,847,715

Issued during fiscal 2005 for:

Cash
Flow-through private placements	8,950,000	1,790,000
Non-flow-through private placement	3,031,667	454,750
Mineral property option payment	250,000	35,000
Finders’ fees	355,283	53,292
Consulting fees	–	6,000
Crew house purchase option	50,000	10,000
Subscriptions paid	–	20,000
Subscriptions receivable from prior year received	–	5,000
Share issuance costs	–	(250,404)

Issued as at May 31, 2005 (as restated)	35,345,256	10,971,353

Issued during fiscal 2006 for:

Cash
Flow-through private placements	3,610,000	902,500
Non-flow-through private placements	11,200,000	2,240,000
Stock options exercised	1,483,156	261,131
Warrants exercised	4,159,452	863,309
Share subscriptions receivable pursuant to shares issued for option and warrants exercised	–	44,000
Mineral property option payments	200,000	36,000
Finders’ fees	852,470	170,494
Fair value of stock options exercised transferred from contributed surplus	–	154,398
Flow-through shares renunciation	–	(958,536)
Share issuance costs	–	(244,777)

Issued as at May 31, 2006	56,850,334	14,439,872

For the year ended May 31, 2006:

(a)

In August 2005, the Company completed a brokered private placement and issued 650,000 non-flow-through units at $0.20 per unit and 1,250,000 flow-through units at $0.25 per unit for total proceeds of $442,500. Each non-flow-through unit consisted of one non-flow-through common share and one transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 on or before August 3, 2006. Each flow-through unit consisted of one flow-through share and one transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.50 per share expiring on August 3, 2007.

6.

SHARE CAPITAL (continued)

Share issuance costs included a commission of 8% of the gross proceeds payable to the agent, part of which consisted of 19,470 units valued at $0.20 per unit. Each such unit had the same securities, terms and conditions as the non-flow-through units of the financing. In addition, the agent was granted an option to purchase up to 190,000 units at a price of $0.25, expiring August 3, 2007. Each unit consisted of one non-flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.50 per share expiring on August 3, 2007.

(b)

In August 2005, the Company completed a private placement and issued 2,075,000 non-flow-through units at $0.20 per unit for total proceeds of $415,000. Each unit consisted of one non-flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on August 3, 2006.

(c)

In February 2006, the Company completed a non-brokered private placement consisting of 2,360,000 flow-through units at $0.25 per unit and 8,475,000 non-flow-through units at $0.20 per unit for total proceeds of $2,285,000. Each non-flow-through unit consisted of one non-flow-through common share and one-half transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on February 1, 2008. Each flow-through unit consisted of one flow-through share and one-half transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on December 29, 2007.

Share issuance costs included a finder’s fee of 8% of the gross proceeds payable, part of which consisted of 833,000 units valued at $0.20 per unit. In addition, the finder was granted 991,500 share purchase warrants to purchase non-flow through common shares at a price of $0.25 per share expiring February 1, 2008.

(d)

The Company issued 200,000 common shares, pursuant to a mineral property option agreement at a fair value of $0.18 per share.

For the year ended May 31, 2005:

(a)

The Company completed the first tranche of a brokered private placement and issued 4,950,000 flow-through units at $0.20 per unit and 3,031,667 non-flow-through units at $0.15 per unit for total proceeds of $1,444,750. Each flow-through unit consisted of: (i) one flow-through share, (ii) one-half of one transferable share purchase warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.40 per share expiring on April 12, 2006 and (iii) one-half of one transferable share purchase warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.80 per share expiring on April 12, 2007. Each non-flow-through unit consisted of: (i) one non-flow-through common share, (ii) one-half of one transferable share purchase warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.35 per share expiring on April 12, 2006 and (iii) one-half of one transferable share purchase warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.75 per share expiring on April 12, 2007.

Share issuance costs included a commission of 8% of the gross proceeds was payable to the agent, part of which consisted of 332,990 units valued at $0.15 per unit. Each such unit had the same securities, terms and conditions as the non-flow-through units of the financing. In addition, the agent was granted an option to purchase up to 1,197,250 units at a price of $0.20, expiring April 12, 2007. Each such unit consists of one non-flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.40 on or before April 12, 2006 or at a price of $0.80 per share on or before April 12, 2007.

6.

SHARE CAPITAL (continued)

(b)

The Company completed the second tranche of a brokered private placement and issued 1,900,000 flow-through units at $0.20 per unit for total proceeds of $380,000. Each flow-through unit consisted of: (i) one flow-through share, (ii) one-half of one transferable share purchase warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.40 per share expiring on May 19, 2006 and (iii) one-half of one transferable share purchase warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.80 per share expiring on May 19, 2007.

Share issuance costs included a commission of 8% of the gross proceeds was payable to the agent, part of which consisted of 22,293 units valued at $0.15 per unit. Each such unit had the same securities, terms and conditions as the non-flow-through units of the first tranche, of the financing, as described in paragraph (a) above. In addition, the agent was granted an option to purchase up to 285,000 units at a price of $0.20 per unit expiring May 19, 2007. Each unit consisted of one non-flow-through common share and one non-transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.40 per share on or before May 19, 2006 or at a price of $0.80 per share on or before May 19, 2007.

(c)

The Company completed a private placement  and issued 2,100,000 flow-through units at $0.20 per unit for total proceeds of $420,000. Each unit consisted of one flow-through share and one-half of one share purchase warrant. One full warrant entitles the purchaser to acquire one additional non-flow-through common share at an exercise price of $0.25 per share expiring on August 16, 2005. In addition, the Company paid a corporate financing fee consisting of an 8% commission of $33,600, a $5,000 administration fee and issued 315,000 share purchase warrants to the agent in connection with this offering. The agent’s warrants have the same terms as the warrants issued in the private placement.

(d)

The Company issued 50,000 common shares, pursuant to an option agreement to purchase a house in Gowganda, Ontario at a fair value of $0.20 per share.

(e)

The Company issued 250,000 common shares, pursuant to mineral property acquisition option agreements at a fair value of $0.14 per share.

(f)

In lieu of cash payment, consulting fees to a non-related party were settled with 30,000 common shares which were already issued in the prior year at a fair value of $0.20 per share and recorded in subscriptions receivable.

7.

STOCK OPTIONS

The Company grants stock options to employees and consultants as compensation for services, pursuant to its Incentive Share Option Plan (the “Plan”). Options issued pursuant to the Plan must have an exercise price greater than or equal to the “Discounted Market Price” of the Company's stock on the grant date. The maximum discount allowed varies with share price, with a maximum of 25% and a minimum price of $0.10. Options have a maximum expiry period of up to ten years from the grant date. The number of options that may be issued under the Plan is limited to no more than 10% of the Company's issued and outstanding shares on the grant date.

7.

STOCK OPTIONS (continued)

The following table summarizes the continuity of the Company’s stock options.

	Number of shares	Weighted Average Exercise Price $

Outstanding, May 31, 2004	1,475,000	0.22

Granted	2,432,250	0.20
Forfeited/cancelled	(530,000)	0.26

Outstanding, May 31, 2005	3,377,250	0.21

Granted	4,115,000	0.42
Exercised	(1,483,156)	0.21
Forfeited/cancelled	(975,000)	0.23

Outstanding, May 31, 2006	5,034,094	0.37

Additional information regarding stock options outstanding as at May 31, 2006 is as follows:

	Outstanding and Exercisable
Exercise Price $	Number of shares	Weighted average remaining contractual life (years)	Weighted Average Exercise Price $

0.20	1,364,094	0.76	0.20
0.25	845,000	1.11	0.25
0.45	1,500,000	1.52	0.45
0.50	825,000	1.85	0.50
0.60	500,000	1.21	0.60

	5,034,094	1.27	0.37

Included in the above are 909,094 stock options that have warrants attached, with the same expiry dates as the options, exercisable for an additional common share at an exercise price of $0.40 up to a year before expiry and $0.80 during the final year before expiry.

The fair value of stock options granted and fully vested during the year was $379,429 (2005 - $327,787).

The weighted average grant date fair value of stock options granted during the year ended May 31, 2006 was $0.10 (2005 - $0.12) per option.

	2006	2005

Risk free interest rate	3.44%	3.08%
Expected life (in years)	2	2
Expected volatility	83%	139%

8.

SHARE PURCHASE WARRANTS

The following table summarizes the continuity of the Company’s share purchase warrants:

	Number of shares	Weighted average exercise price $

Balance, May 31, 2004	11,233,174	0.21

Issued with private placements	11,601,951	0.54
Expired	(6,418,174)	0.22

Balance, May 31, 2005	16,416,951	0.44

Issued with private placements	10,819,970	0.32
Issued upon the exercise of stock options	763,156	0.76
Exercised	(4,159,452)	0.21
Expired	(7,139,024)	0.34

Balance, May 31, 2006	16,701,601	0.48

As at May 31, 2006, the following share purchase warrants were outstanding:

Number of warrants	Exercise Price $	Expiry Date

2,744,470	0.30	August 3, 2006 (of which 2,725,000 were subsequently
		extended to February 3, 2007)
1,682,328	0.75	April 12, 2007
3,104,681	0.80	April 12, 2007
988,475	0.80	May 19, 2007
11,147	0.75	May 19, 2007
1,250,000	0.50	August 3, 2007
95,000	0.50	August 7, 2007
1,180,000	0.30	December 29, 2007
416,500	0.30	February 1, 2008
991,500	0.25	February 1, 2008
4,237,500	0.30	February 1, 2008

16,701,601

In addition, 909,094 additional share purchase warrants would be issued upon the exercise of certain stock options as described in Note 7.

9.

CONTRIBUTED SURPLUS

The following table summarizes the continuity of the Company’s contributed surplus:

Amount $

Balance, May 31, 2004	42,112

Fair value of stock options granted	327,787

Balance, May 31, 2005	369,899

Fair value of stock options granted	379,429
Fair value of stock options cancelled/forfeited	(58,565)
Fair value of stock options exercised transferred to share capital	(154,398)

Balance, May 31, 2006	536,365

10.

INCOME TAXES

The tax effect (computed by applying the combined Canadian federal and provincial statutory rate of  34.12% (2005 - 35.62%)) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

	2006	2005

Future income tax assets

Non-capital losses carried forward	$385,000	$940,000

Total gross future income tax assets	385,000	940,000

Future income tax liability

Resource pools	(803,000)	(586,000)

Valuation allowance	–	(354,000)

Net future income tax asset (liability)	$(418,000)	$–

As at May 31, 2006, the Company had non-capital losses of approximately $1,131,000 to carry forward to reduce future years’ taxable income, expiring as follows:

	$		$
2007	15,000	2014	289,000
2008	118,000	2015	281,000
2009	113,000
2010	315,000

At May 31, 2006, the Company had cumulative Canadian Exploration Expenses of approximately $9,000 which are deductible 100% against future years’ taxable income and have no expiry date.

At May 31, 2006, the Company had cumulative Canadian Development Expenses of approximately $3,200,000 which are deductible 30% against future years’ taxable income and have no expiry date.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

11.

COMMITMENTS

(a)

During the previous year, the Company entered into an office lease expiring on March 31, 2007 at $3,642 per month.

A total of 50% of the above minimum lease payments are charged to a related company on a month-to-month basis. Subsequent to year end, the Company terminated this lease agreement. (See Note 12(c)).

(b)

During the year, the Company entered into an office lease for a term of five years expiring July 31, 2011 at $4,129 per month. Minimum lease payments are as follows:

2007	$ 41,290
2008	49,548
2009	49,548
2010	49,548
2011	49,548

$239,482

12.

SUBSEQUENT EVENTS

(a)

On July 31, 2006, the Company granted 250,000 stock options to an employee exercisable at a price of $0.45 per share expiring on July 5, 2008.

(b)

The Company extended the exercise period of 2,725,000 share purchase warrants which were due to expire on August 3, 2006 to February 3, 2007.

(c)

In July 2006, the Company terminated the office lease expiring on March 31, 2007.

(d)

The Company issued 20,000 common shares pursuant to share purchase warrants exercised at $0.25 per share for proceeds of $5,000.

(e)

The Company issued 50,000 common shares pursuant to stock options exercised at $0.20 per share for proceeds of $10,000.

13.

RESTATEMENT

During the year the Company changed its accounting policy to account for share issuance costs as an offset to consideration for share capital issued. Accordingly, the Company applied this change retrospectively and the 2005 financial statements were restated to give effect to a reduction of the opening balance of share capital of $243,137 and a corresponding reduction in the opening deficit by the same amount.

In addition, the 2005 share capital balance was decreased by $250,404 with a corresponding reduction in 2005 financing fees and expenses by the same amount.

13.

RESTATEMENT (continued)

	May 31, 2005 As Reported $	Adjustment $	May 31, 2005 As Restated $

Balance Sheet
Share Capital	11,459,894	(488,541)	10,971,353
Share Subscriptions Receivable	-	(5,000)	(5,000)
Deficit	(6,315,527)	493,541	(5,821,986)

	Year Ended May 31, 2005 As Reported $	Adjustment $	Year Ended May 31, 2005 As Restated $

Statement of Operations
Financing fees and expenses	250,404	(250,404)	-

Net Loss for the Year	(859,431)	250,404	(609,027)

Deficit, Beginning of Year	(5,456,096)	243,137	(5,212,959)

Deficit, End of Year	(6,315,527)	493,541	(5,821,986)

Basic and diluted net loss per share changed from $(0.03) to $(0.02) resulting from the restatement.

INTERNATIONAL KRL RESOURCES CORP.

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE YEAR ENDED MAY 31, 2006

INTRODUCTION

The following management discussion and analysis, of the consolidated financial position of International KRL Resources Corp. (“Company”) and results of operations prepared as of September 22, 2006, should be read in conjunction with the audited consolidated financial statements for the twelve months ended May 31, 2006 and accompanying notes attached thereto, which are prepared in accordance with Canadian Generally Accepted Accounting Principles. All amounts in this management discussion and analysis are stated in Canadian dollars unless otherwise indicated.

The audited annual financial statements together with the following management discussion and analysis are intended to provide readers with a reasonable basis for assessing the financial performance of the Company as well as forward-looking statements relating to potential future performance.  All statements, other than those of historical fact, included in this MD&A, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove accurate and actual results and future events could differ materially from those anticipated in such statements.

Additional information related to the Company is available on SEDAR at www.sedar.com or on the Company’s website www.krl.net.

DESCRIPTION OF BUSINESS

International KRL Resources Corp. was incorporated in the Province of British Columbia and is extra-provincially registered in the Province of Ontario.  It is engaged in the acquisition, exploration and development of mineral properties throughout Canada. The Company is currently focusing its exploration activities for base and precious metals on its Nor property, Yukon Territory; Carswell property in Saskatchewan; Bear River property in BC and the Copper Hill property in Ontario.  The Company is a reporting issuer in British Columbia and its shares trade on the TSX Venture Exchange under the symbol IRK. Golden Harp Resources Inc. (“Golden Harp”) is a newly incorporated British Columbia company, wholly-owned by International KRL Resources Corp.

At this time, the Company does not own any operating mines and has no operating income/sales from mineral production. Funding for operations is raised primarily through public and private share offerings.  Future operations and the Company’s ability to meet mineral property option commitments are dependent on the Company’s ability to generate sufficient funding through share offerings or operations to support current and future expenditures. At May 31, 2006, the Company had working capital of $3,712,010.

Realization of the carrying value of mineral interests is dependent upon funding, the ability of the Company and third parties to bring mineral interests into profitable production, or recovery from sale.

The audited annual financial statements have been prepared on a going concern assumption which contemplates the Company will continue in operation and realize its assets and discharge its liabilities in the normal course of operations. Should the going concern assumption not continue to be appropriate, further adjustments to carrying values may be required.

FINANCIAL SUMMARY

During the period, the Company raised a net cash amount of $4,266,940 from private placements and the exercise of warrants and options.  An amount of $1,506,508 was spent on mineral interests.  Administration expenses amounted to $826,242, including stock based compensation of $320,864 but excluding financing fees of $244,777.

SELECTED ANNUAL INFORMATION (expressed in Canadian dollars)

	May 31, 2006	May 31, 2005 Restated	May 31, 2004 Restated
Net income (loss)	(187,656)	(609,027)	(424,673)
Net income (loss) per share (basic and diluted)	-	(0.02)	(0.02)
Total assets	9,467,561	5,569,509	3,755,045

International KRL does not generate revenues as a mineral exploration company. It is the increased exploration activity, which generates increased losses. This is standard to the nature of the exploration business. Other losses can be caused by write-downs or write-offs of assets, which do not follow a trend. The Company’s success in the past year in the raising of capital enabled the Company to increase its exploration activity, build its team and pursue more business development activities, which combined have resulted in a higher loss figure. The decrease in net loss from prior year stems from the combination of the future income tax recovery of $958,536 due to the renunciation of flow-through shares net of future income tax expense of $418,000. There was a gain on the sale of marketable securities and the proceeds from the interest income generated by placing the proceeds of the financing activities into short-term guaranteed investment certificates.

RESULTS OF OPERATIONS

The Company has a future income tax recovery of $540,536 due to the renunciation of flow-through shares. The net loss in the current period before other (income) expense was $826,242 compared to $655,112 in the prior year reflecting an increase of $171,130.  This increase is due mainly to promotion and travel, which increased from $41,207 to $144,185, an increase of $102,978 mainly due to increased efforts to raise the profile of the Company. In general, administrative expenses reflect the normal corporate business cycle.  Line item increases/decreases in costs relate to the Company’s additional efforts to provide greater administrative support to management’s ongoing efforts to seek new properties, monitor exploration expenditures, and increase shareholder value.

•

Administration salaries increased by $19,294 and management fees increased by $12,900 due to an increase in staff and providing competitive salaries to attract experienced and qualified personnel.

•

Office expenses increased by $24,266 mainly due to increased costs of the new premises required to accommodate the growth in staff.

•

Professional fees increased by $28,555 due to an under provision of costs relating to the previous years auditor’s fees and increase in contracts surrounding the spin off of Golden Harp Resources Inc.

•

Promotion and travel increased by $102,978 due to increased efforts to raise the profile of the Company by attending additional investment conferences, advertising and activities surrounding the financing initiatives.

SUMMARY OF QUARTERLY RESULTS

(Restated – See note 13 to the audited consolidated financial statements for the twelve months ended May 31, 2006)

	May 31, 2006	Feb 28, 2006	Nov 30, 2005	Aug 31, 2005	May 31, 2005	Feb. 28, 2005	Nov 30, 2004	Aug 31, 2004
Net income (loss)	580,532	(436,621)	(97,597)	(233,970)	(322,651)	(101,255)	(88,291)	(96,830)
Net income (loss) per share (Basic and diluted)	0.013	(0.009)	(0.003)	(0.006)	(0.013)	(0.004)	(0.004)	(0.004)

For each of the above periods, the Company had no income except for the last period where a tax recovery changed the loss to income. Net loss and loss before discontinued operations and extraordinary items are as indicated above, for all periods. Net loss per share was realized on a basic and diluted basis for all periods.

LIQUIDITY

As at May 31, 2006, the Company had working capital totaling $3,712,010.  These funds should be sufficient for the Company to meet its working capital needs and property payment commitments in the coming year and to carry out a significant amount of exploration.  Nonetheless, in the long term, as the Company has no regular source of revenue, it will be continuing to seek new equity capital, through private placements or public offerings.

During the period, net cash used in operating activities was $556,196, net cash used in investing activities was $2,294,866 and net cash provided by financing activities was $4,192,657. This resulted in a net increase in cash of $1,341,595 from the Company’s cash position for the year.

CHANGES IN FINANCIAL POSITION

Significant changes in the Company’s financial position are as follow:

The cash increase in mineral interests of $1,506,508 reflect mainly the exploration expenditures and acquisition costs of $275,137 incurred at Copper Hill, Ontario and $1,256,203 incurred at the Nor Property, Yukon.

The increase in share capital of $3,468,519 was due to private placement financings and the exercise of warrants and options, details of which are listed in Note 6 accompanying the consolidated financial statements.

The increase in contributed surplus of $166,466 represents the fair value of stock options granted during the period to directors, consultants and brokers, net of cancellations/forfeited and exercised.  Details are outlined in Note 9 accompanying the consolidated financial statements.

OUTSTANDING SHARE CAPITAL

As at September 22, 2006, the Company had the following number of securities outstanding:

Common shares issued and outstanding	56,920,334
Share purchase warrants	16,662,131
Share purchase options	5,234,094
Fully diluted share capital	78,816,559

RELATED PARTY TRANSACTIONS

Related party transactions are described in note 5 accompanying the financial statements.  Additional details are as follows:

The Company pays a company controlled by the President of the Company, Seamus Young, $2,500 per month for management and consulting services in relation to the evaluation, acquisition, maintenance and exploration of the Company’s mineral properties plus a per diem for supervision time spent at the properties ($4,643 during the year); and $2,500 per month for general office administration services including financing, liaison with professionals, continuous disclosure and general office functions.  The Board of Directors increased the management and supervision fees from $5,000 to $10,000 per month effective January 1, 2006.

Logan Resources Ltd. is a resource exploration company that has four common directors with the Company, including the President of both companies, Seamus Young.  Amounts owing by Logan Resources Ltd. represent amounts billed under an informal cost sharing arrangement with the Company for office space and administrative services. Subsequent to the year end, the debt was repaid.

GOLDEN HARP RESOURCES INC.

The Company completed the first stage of its plan to spin-off the Company’s interest in the Copper Hill project. Effective May 31, 2006 all of the assets comprising the Copper Hill project were sold and transferred to Golden Harp Resources Inc. (“Golden Harp”), a newly incorporated British Columbia company, wholly-owned by International KRL Resources Corp. The price for the Copper Hill property was established at $3,200,000. The Company received 10,000,000 fully paid common shares for the property. The transfer price was determined by the Board of Directors of the Company, taking into consideration the total expenditures made by the Company to date on the Copper Hill property.

MINERAL PROPERTIES

Copper Hill Property, Ontario - Gold

The Subsidiary’s Copper Hill property is located in the Gowganda Area of Northern Ontario, and consists of 853 claim units or approximately 17,000 hectares covering 56 sq. miles in the prolific Abitibi Greenstone Belt. Exploration to date has identified four known gold zones and one copper zone identified. Numerous exploration targets are identified on the property which warrant follow-up. Ownership details are listed in note 4(a)(i) to the financial statements.

Bear River Property, BC - Gold

The Company's Bear River property is located in the Skeena Mining Division, BC, in the historic Stewart Gold Camp. It consists of three claims 100% owned mineral claims (subject to NSR's) representing 31 claim units, covering an area of 775 hectares (1,918 acres). Exploration to date has identified gold and silver mineralization in epithermal quartz veins and gold with massive sulphides in altered volcanics.  With improving markets and exploration conditions in BC, the area is undergoing extensive exploration. The Company is seeking a strategic partner to take advantage of this cycle and accelerate its exploration prospects here.

Nor Property, Yukon – Copper-Gold-Uranium

The Nor IOCG (iron oxide-copper-gold) property is located on the east flank of the Richardson Mountains, about 65 km east of the Dempster Highway and 395 km north of Dawson City, Yukon Territory. It consists of 282 claims covering 48 sq. km.  This property bears striking geological, geochemical and geophysical similarities to the Olympic Dam type deposit in Australia,

International KRL acquired the right to earn a 100%-interest subject to a 2% NSR by an option agreement signed in October, 2004.  The terms of the option are detailed in note 4(b) in the financial statements.  Since signing the option, the Company has staked additional ground contiguous to, and in the vicinity of the property.

Carswell Property, Saskatchewan - Uranium

The Carswell uranium property is located on the Carswell Dome Formation in the uranium-rich Athabasca Basin. The claims cover 2425.5 hectares (5,993 acres) adjacent to a past producing mine. The Company granted an option to Essendon Solutions Inc. (ESO Uranium Corp.) to acquire a 50% interest in the property for total present and future consideration of $25,000, 200,000 shares and a commitment to expend $100,000 on exploration on the property (see note 4(c) in the financial statements).

MINERAL EXPLORATION ACTIVITY

COPPER HILL PROPERTY

Drill Hole Testing GEOTEM Conductor: North Foley Lake

In 2005, International KRL Resources Corp. drilled CH-05-14 to test the GEOTEM conductor in the middle of North Foley Lake, located on the eastern extension of the Red Dome Rhyolite on the Copper Hill Property.

The 351m-hole intersected a sequence of fragmental felsic volcanics, chert and mafic volcanics with moderate carbonate, minor sericite and local hematite alteration. The last 3.9 meters of the hole returned a weighted average of 0.8 grams/tonne gold. The Qualified Person for this project is J. L. LeBel (P.Eng.).

Spin-Off Plan For Copper Hill Property

The Company is seeking regulatory approval to permit the distribution of its interest in the Copper Hill Project to its shareholders, by way of a reduction of paid up share capital on a pro-rata basis. The proposed plan of reorganization will be implemented in several stages. The initial stage involved the transfer of the Copper Hill Project to the Company’s wholly-owned subsidiary (the “Subsidiary”) in exchange for shares of the Subsidiary.

Subject to regulatory approval, the Company will then distribute the shares of the Subsidiary, by way of a return of share capital, to the shareholders of International KRL Resources Corp. on a pro rata basis. Following the receipt of regulatory approval, the Company will issue a press release confirming the record date established for such distribution.

Implementation of the plan is subject to regulatory approval, approval of the Supreme Court of British Columbia to reduce the stated share capital of International KRL Resources Corp., the Subsidiary obtaining Reporting Issuer status in British Columbia, Ontario and Alberta and the listing of the Subsidiary’s shares on either the TSX Venture Exchange or the CNQ Exchange.

This spin-off plan was undertaken to improve access to capital, minimize dilution and accelerate the exploration opportunities associated with the project as International KRL focuses its efforts and resources on the Nor project in the Yukon.  Shareholders will benefit from retaining ownership of both projects while improving access to capital for the extensive exploration programs required to both the Nor and Copper Hill.

BEAR RIVER PROPERTY

There was minimal activity in this year. The property is available for option.

NOR PROPERTY

Geophysics and Geochemical Programs

In 2005, the Company carried out geophysics and geochemical sampling programs, which significantly enhanced the importance of the property to the Company and advanced the project to drill ready state.

The aeromagnetic helicopter survey was flown by McPhar Geosurveys Ltd. The survey was successful in defining many obvious and more subtle features of the Richardson fault array as well as providing high resolution magnetic coverage of the Nor ridge. A standard, color-contoured Total Magnetic Intensity (TMI) map, a collection of filtered and derivative maps were produced and a presentation of the survey was given to the Company by VOX Geoscience Ltd. The Qualified Person for the geophysical portion of the project is Ken Robertson (P.Geo.).

Over 1,100 soil samples were collected for analysis as part of the geochemical soil survey on the property.  The samples were collected from a surveyed grid and the geochemical analyses for 36 elements were conducted by Acme Analytical Labs in Vancouver.  Sampling was conducted by a crew from Ryanwood Exploration under the direction of Mark Terry, the on-site company geologist.  The Qualified Person for the program was Michael H. Sanguinetti, P. Eng.

Initial evaluation of the geochemical results has shown coincident copper and uranium anomalies extending intermittently along 8.5 kilometres over the surveyed length of the property.  In addition, coincident rare earth element (REE) anomalies occur along the anomalous copper-uranium trend.  Initial evaluation of the induced polarization survey results has shown conductivity and resistivity anomalies coincident with the copper and uranium geochemical anomalies.

43-101 Report on Nor Property

The Company filed with the B.C. Securities Commission an independent NI 43-101 compliant, technical report on the Nor Property.  The author of the report is Peter T. George, P. Geo., a consulting geologist based in Ontario. The property is in a geological setting with striking similarities to the Gawlor Craton of South Australia, where the world-class Olympic Dam copper-uranium-gold-rare earth element deposit is located.

The report by Mr. George reviews results of the 2005 geophysical, geological mapping and geochemical sampling work and proposes an aggressive exploration program for the 2006 season.  He states that the 2005 airborne geophysical surveys indicate that the NOR heterolithic hematite-rich diatreme breccia, which outcrops at the north end of NOR ridge, continues to the south for a total strike distance of approximately 8 kilometres.  The size of this breccia target is similar to the size of the Olympic Dam copper-gold-uranium deposit. The 2005 soil geochemical program outlines anomalous areas of copper, uranium, gold and lanthanum (rare earth) which typify the system of the Olympic Dam-type mineralization.  Historical (1978 – 1980) results from early work at NOR by Getty Minerals returned samples of up to 4% U and 0.6% Cu.

Based on the results of both historical work and the 2005 exploration data, Mr. George compares the primary characteristics of the NOR and the Olympic Dam deposit, and concludes that the NOR Property warrants an intensive exploration program to test the potential for a large Olympic Dam-type body.  He recommends an initial 15,000 metre drilling program at depths of up to 1500 feet below surface along the 8 kilometre trend of the NOR ridge.  The estimated budget for this proposed 2006 exploration is $3.3 million.

This NI 43-101 compliant Evaluation Report on the NOR Property is available for viewing on SEDAR.  The Qualified Person for the NOR Project was Michael Sanguinetti, (P.Eng.)

Diamond Drilling

Please refer to Subsequent Events for further details.

SUBSEQUENT EVENTS

A. Nor Property Diamond Drilling

Subsequent to year end, the Company drilled nine holes, representing just over 1,600 metres or 10% of the 15,000-metre diamond drill program originally planned. International KRL Resources Corp. shipped over 1200 samples of core to Acme for multi-element analysis. Assays are pending.

The Company has determined that there is mineralization and alteration throughout the property fulfilling one of its key objectives, but was unable to complete the extensive drill program or comprehensive evaluation of its priority targets as a result of a shortage of experienced diamond drill crews and operational problems from aging equipment supplied by the drill contractor. Management felt it prudent to end the drill program early and preserve the capital in the treasury to apply it to next year’s program.

The Company is encouraged by what they have been able to examine and this information will add to the growing understanding and significance of this large-scale project. The Company is in the process of negotiating contracts and securing alternative drilling solutions in preparation for next season so they can pick up where they left off in evaluating the property. Numerous high priority targets remain to be tested.  The Company remains optimistic about the property and its potential and looks forward to reporting the assays as they become available.

B. Other subsequent events

(a)

On July 31, 2006 the Company granted 250,000 stock options to an employee exercisable at a price of $0.45 per share expiring on July 5, 2008.

(b)

The Company extended the exercise period of 2,725,000 outstanding share purchase warrants which were due to expire on August 3, 2006 to February 3, 2007.

(c)

In July 2006, the Company terminated the office lease expiring March 31, 2007.

(d)

The Company issued 20,000 common shares pursuant to share purchase warrants exercised at $0.25 per share for proceeds of $5,000.

(e)

The Company issued 50,000 common shares pursuant to stock options exercised at $0.20 per share for proceeds of $10,000.

(f)

On July 5, 2006, the Company and a related company with certain common directors have appointed Michael Hibbitts of Coquitlam B.C., to the position of Vice President, Exploration. Mr. Hibbitts is a Professional Geoscientist with over 25 years of mining and exploration experience with particular emphasis on early stage exploration and the development of deposits and geological systems. He spent the past two years with New Gold Inc. as Vice President Exploration and Development, responsible for the underground development and exploration for the New Afton Mine. Prior to that he spent six years with Northgate Exploration Ltd. where he was instrumental in the development of British Columbia’s Kemess Mine from the initial stages to production at 53,000 tonnes per day. He gained extensive surface and underground mining experience through other key positions with major mining companies, including Noranda Mines and Sherritt Gordon Mines where he supervised feasibility studies and developed mines for production. He is the co-recipient of the 2002 E.A. Scholtz Award for Excellence in Mine Development, presented by the BC and Yukon Chamber of Mines, for his work on the Kemess Mine Project. He obtained his B.Sc. in Geology from Dalhousie University. International KRL Resources Corp. granted Mr. Hibbitts 250,000 incentive stock options priced at $0.45 for a period of two years.

ADDITIONAL INFORMATION

Pursuant to Multilateral Instrument 52-109 Certification of Disclosures in Issuer's Annual and Interim Filings, management has designed and has evaluated the effectiveness of the Company's disclosure controls and procedures as at May 31, 2006 and found them to meet required standards.

Additional information relating to the Company’s operations and activities can be found by visiting the Company’s website at www.krl.net and by accessing the Company’s news releases and filings on the SEDAR website: www.sedar.com and the US Securities & Exchange Commission Website: www.sec.gov.

THIS MANAGEMENT DISCUSSION MAY CONTAIN FORWARD LOOKING STATEMENTS BASED ON ASSUMPTIONS AND JUDGMENTS OF MANAGEMENT REGARDING EVENTS OR RESULTS THAT MAY PROVE TO BE INACCURATE AS A RESULT OF EXPLORATION OR OTHER RISK FACTORS BEYOND ITS CONTROL. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE EXPECTED RESULTS.

INTERNATIONAL KRL RESOURCES CORP.

1640-1066 West Hastings Street

Oceanic Plaza, Box 12543

VANCOUVER

BRITISH COLUMBIA

V6E 3X1

TEL: (604) 689-0299

FAX: (604) 689-0288

TOLL FREE- CANADA: 1(877) 689-6130

TOLL FREE- USA: 1(800) 665-3772

CORPORATE INFORMATION

1.

DIRECTORS

Seamus Young, Vancouver, BC

Mike Muzylowski, Vancouver, BC

       Clifford H. Frame, Toronto, Ontario

Judith T. Mazvihwa, Vancouver, BC

       F. Charles Vickers, Jr., Dallas, Texas

2.

OFFICERS

Seamus Young, President and CEO

Judith T. Mazvihwa, CFO

Michael W, Hibbitts, VP Exploration

3.

REGISTERED OFFICE AND LEGAL COUNSEL

Miller Thomson LLP

Robson Court

1000-840 Howe Street

Vancouver, BC

V6Z 2M1

4.

AUDITORS

Manning Elliott  LLP

Chartered Accountants

11th Floor, 1050 West Pender Street

Vancouver, BC

V6E 3S7

5.

REGISTRAR & TRANSFER AGENT

Computershare Investor Services Inc.

4th Floor, 510 Burrard Street

Vancouver, BC

V6C 3B9

6.

TRADE SYMBOL

IRK-TSX-Venture

IRKLF-PK (USA)

Form 52-109F1 - Certification of Annual Filings

I, Seamus Young, CEO, of International KRL Resources Corp., hereby certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of International KRL Resources Corp., (the issuer) for the period ending 31 May, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date:

3 October, 2006

“Seamus Young”
_____________________________________
Seamus Young

President and CEO

Form 52-109F1 - Certification of Annual Filings

I, Judith T. Mazvihwa, CFO, of International KRL Resources Corp., hereby certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of International KRL Resources Corp., (the issuer) for the period ending 31 May, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date:

3 October, 2006

“Judith T. Mazvihwa”
_____________________________________
Judith T. Mazvihwa